 EXHIBIT 99.1

TD Bank Announces Redemption of

4.859% Medium Term Notes (Non-Viability Contingent Capital (NVCC))

(Subordinated Indebtedness)

TORONTO, January 20, 2026 /CNW/ - The Toronto-Dominion Bank ("TD Bank Group" or "TD") announced today that it intends to exercise its right to redeem on March 4, 2026 (the "Redemption Date") all of its outstanding $1.25 billion 4.859% medium term notes due March 4, 2031 (non-viability contingent capital (NVCC)) constituting subordinated indebtedness of TD (the "Subordinated Notes"), at a redemption price of 100 per cent of the principal amount, plus accrued and unpaid interest to, but excluding, the Redemption Date.

Notice will be delivered to the holders of the Subordinated Notes in accordance with the terms thereof.  Interest on the Subordinated Notes will cease to accrue on and after the Redemption Date. Subordinated Notes redeemed by TD Bank Group will be cancelled and will not be reissued.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by assets and serves over 28.1 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., and TD Wealth (U.S.); Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among North America's leading digital banks, with more than 13 million active mobile users in Canada and the U.S.  TD had $2.1 trillion in assets on October 31, 2025. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information: Brooke Hales, Senior Vice President, Investor Relations, 416-307-8647, Brooke.hales@td.com; Gabrielle Sukman, Senior Manager, Corporate and Public Affairs, (416) 983-1854, Gabrielle.Sukman@td.com.